K R A M E R  L E V I N  N A F T A L I S & F R A N K E L  LLP

Richard H. Gilden
Partner
Tel:  212 715-9486
Fax:  212 715-8085

            July 30, 2007

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:    Compugen Ltd.
       Form 20-F for the Fiscal Year Ended December 31, 2006
       File No. 000-30902

Dear Mr. Rosenberg:

We are U.S. securities counsel for Compugen Ltd. (the “Company”).  The Company has requested that we respond on its behalf to the Commission’s comment letter dated June 29, 2007 (the “Comment Letter”).

For convenience, we have set forth below in italics the comment contained in the Comment Letter, followed by the Company’s response.

Item 5.  Operating Results and Financial Review and Prospects, page 30

1.  Please refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section viii – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities.  You can find it at the following website address:  http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Please provide in disclosure-type format the following information for each of your major research and development projects:

a.  The current status of the project;
b.  The costs incurred during each period presented and to date on the project;
c.  The nature, timing and estimated costs of the efforts necessary to complete the project;
d.  The anticipated completion dates;
e.  The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
f.  The period in which material net cash inflows from significant projects are expected to commence.

K R A M E R  L E V I N  N A F T A L I S & F R A N K E L  LLP

Mr. Jim B. Rosenberg
July 30,2007

Regarding b., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project.  Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.
Regarding c. and d., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase.  To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

We have reviewed the Staff guidance referred to in the Comment Letter based on such guidance, as well as discussions with the Staff, we believe that the Company’s current business model is not fully consistent with the nature of the disclosures contemplated by the guidance.

The Company, at this stage of its existence, is an early stage drug discovery company.  Its area of expertise is in the use of predictive biological and computer-based mathematical models to discover potential therapeutic drug candidates and diagnostic biomarker candidates that may, at a later stage, be pursued in conjunction with major pharmaceutical companies. Currently, the Company's goal is early stage drug and biomarker discovery and not drug development; therefore, it does not have drug research and development projects in the classic sense (i.e. Pre-Clinical, Phase I, Phase II, etc.).  Early stage experimental “wet” biological validation is employed regarding ideas and product candidates discovered by the Company’s predictive modeling platform.

At present, the Company focuses on and is structured along the lines of its three principal activities: (i) research and discovery; (ii) therapeutics; and (iii) diagnostics.

Research and Discovery:  The Company’s research and discovery activities include the development of its underlying enabling technologies comprising its computational based discovery platforms. The Company utilizes these platforms to support its therapeutic and diagnostic activities. Its entire discovery process begins in silico, meaning that product candidates are discovered using its computational platforms.

Therapeutics and Diagnostics:  Using its discovery engines and related technologies, the Company seeks to  discover novel molecules and candidates that may be suitable for further development as therapeutic and diagnostic product candidates.  The Company’s therapeutic and diagnostic activities are in essence, an effort to use its underlying discovery platforms to identify selected potential therapeutic and diagnostic product candidates.  The Company’s discovery

K R A M E R  L E V I N  N A F T A L I S & F R A N K E L  LLP

Mr. Jim B. Rosenberg
July 30,2007

capabilities and understandings are not field or disease specific and may have numerous applications, both in therapeutic and diagnostic areas.

At any given time period, Company discovery efforts span a number of candidates which may in the future, become diagnostic or therapeutic product targets.  The majority of the Company’s employees are engaged in research and discovery, and each such employee is usually engaged in several activities in tandem.  Management is not structured along fixed project lines.  The Company’s  research activities are dynamic and may change several times over the course of a year in response to interim results reached or in response to external requests.  The Company cannot accurately predict its research needs or know in advance the direction certain projects may take.  Management does not use project-by-project data to manage the Company’s business or to make decisions regarding its research and discovery activities.  Therefore, the Company does not allocate funds on a project by project basis.

Rather, the Company allocates its research and discovery budget on an overall basis aligned with its organizational structure and adjusts that allocation on an ongoing basis to correlate with its changing needs.  The Company’s projects, as well as the structure of its organization and research activities, are relatively fluid depending on many factors, including but not limited to, results of earlier or parallel studies, intellectual property freedom to operate, successful validation and customer requests.  The results of certain studies that have been discontinued are often applicable to other studies.

The Company seeks to further the process that will lead to commercialization of its diagnostic and therapeutic candidates by entering into strategic collaborations with leading diagnostic, biotechnology and pharmaceutical companies as well as academic and medical institutions.  It intends to generate revenues through milestone and revenue sharing out-licensing and joint development agreements with various collaborators in the pharmaceutical industry. Accordingly, the Company’s business model is based on developing commercial value in partnership with large pharmaceutical companies who can take the Company’s early-stage discoveries and candidates, and support and fund commercial development, from pre-clinical stages through commercialization.

The Company expenses research and discovery costs as incurred.  The Company’s research and discovery expenses currently include cost of salaries and related expenses, activities related to intellectual property, protein production, acquisition of tissue samples and other biological testing materials, supplies, equipment depreciation, outsourced testing and other services and consultants.

K R A M E R  L E V I N  N A F T A L I S & F R A N K E L  LLP

Mr. Jim B. Rosenberg
July 30,2007

The Company is not a project-based drug development company and therefore, does not account for its research and discovery expenses like a typical biotechnology or drug development company which might typically have a drug development programs with pre-clinical through clinical phases.  The Company’s research and discovery activities operate under one business unit with a variety of different functions and is not managed on a divisional basis.  Based on this model, it is not practical or helpful to investors to account for R&D on a project-by-project basis.  Further, the Company believes the disclosure provided in their Form 20-F conforms to its current business model and operations as well as to its reporting requirements.

_______________________________________________________________________

In responding to the Staff’s comments, we have been authorized to advise the Staff that the Company acknowledges that:

▪	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and
▪	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or other members of the Staff have any further questions or comments concerning these responses or if you require additional information, please feel free to contact me at the telephone number above.

Very truly yours,

/s/ Richard H. Gilden
Richard H. Gilden

cc:    Tabatha Akins, Staff Accountant
     Mary Mast, Senior Accountant
     Alex Kotzer, CEO, Compugen
     Ronit Lerner, CFO, Compugen